Exhibit 99.4

NICE Recognized as Global Market Share Leader
for Speech Analytics for Seventh Year in a Row

NICE’s solutions account for the largest share of contact center seats – almost a million more than its nearest competitor – using speech analytics

Hoboken, N.J., October 10, 2018 – NICE (Nasdaq: NICE) today announced that it has been recognized by DMG Consulting LLC, a leading research and consulting firm, as the market share leader for speech analytics. In a new report, NICE was noted for holding the largest percentage of the total speech analytics market based on the number of contact center seats, as it has for the past seven years. Additionally, NICE shared leadership across four categories of customer satisfaction including current product, implementation, professional services and pricing.

DMG Consulting's 2018-2019 Speech Analytics Product and Market Report stated that NICE Speech Analytics solutions accounted for 43.6 percent of the market. This represents over 2.5 million seats – almost a million more than its nearest competitor. According to the report, "Speech analytics is getting a new lease on life, courtesy of artificial intelligence, machine learning and the digital transformation. Additionally, the growth of personal digital assistants and intelligent virtual agents has driven the need for a better quality of speech recognition, and the vendors have delivered.”

NICE's scalable, omnichannel and integrated product is the driving force behind its leading position in the industry. As a comprehensive offering that's powered by artificial intelligence, the solution draws on a vast amount of interaction data from phone calls, web chats, customer surveys and more to generate faster and more accurate customer insights.

Miki Migdal, President of the NICE Enterprise Product Group, commented on the DMG report, saying, “We are gratified to be recognized by the DMG Consulting report as the market share leader for speech analytics, as well as leading in four customer satisfaction categories. We remain focused on our clients and their needs, constantly developing and deploying new and innovative tools like Predictive Behavioral Routing. Customers expect true innovation from their technology providers and NICE prides itself in leading the industry, bringing our customers best in class solutions based on NICE’s foundation of speech analytics combined with IVR optimization and customer journey optimizations. At the core of all that we do, NICE’s next generation technology allows us to navigate complex customer service interactions and identify the drivers of customer satisfaction to help our clients be successful by making connections smarter.”

The 2018-2019 Speech Analytics Product and Market Report is DMG Consulting's thirteenth annual report on the sector, which focuses primarily on contact center uses of speech analytics. The report's in-depth analysis provides a comprehensive picture and analysis of the market, its competitive landscape, current innovations, pricing, trends and challenges.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.